Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year - ended December 31, 2020, the consolidated provision for income taxes was $5.4 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the charges between the sites located in different tax jurisdictions, the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•

We obtained the taxable income allocation used in calculating the income tax provision and tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies

•

We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•

We read and evaluated management’s documentation, including information obtained by management from outside tax specialists that detailed the basis of the uncertain tax positions.

•

With the assistance of our income tax specialists we evaluated:

•

The appropriateness of the ranges of outcomes utilized and the pricing conclusions reached within the transfer pricing studies conducted by the Company's outside tax specialists.

•

The transfer pricing methodology utilized by management with alternative methodologies and industry benchmarks.

•

The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•

The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities

Brightman Almagor Zohar & Co. Certified Public Accountants A Firm in The Deloitte Global Network

Tel Aviv, Israel

March 3, 2021

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars and shares in thousands)

	As of December 31,	As of December 31,
	2020	2019

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$211,683	$355,561
Short-term interest-bearing deposits	310,230	215,609
Marketable securities (*)	188,967	176,070
Trade accounts receivables	162,100	126,966
Inventories	199,126	192,256
Other current assets	30,810	22,019
Total current assets	1,102,916	1,088,481

LONG-TERM INVESTMENTS	40,699	40,085

PROPERTY AND EQUIPMENT, NET	839,171	681,939

INTANGIBLE ASSETS, NET	10,962	10,281

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	93,401	105,047

TOTAL ASSETS	$2,094,149	$1,932,833

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$106,513	$65,932
Trade accounts payables	96,940	119,199
Deferred revenue and customers' advances	10,027	10,322
Employee related liabilities	51,527	50,302
Other current liabilities	7,905	7,301
Total current liabilities	272,912	253,056

LONG-TERM DEBT	283,765	245,821

LONG-TERM CUSTOMERS' ADVANCES	25,451	28,196

EMPLOYEE RELATED LIABILITIES	15,833	13,285

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	41,286	45,752

TOTAL LIABILITIES	639,247	586,110

Ordinary shares of NIS 15 par value:	430,996	426,111
150,000 authorized as of December 31, 2020 and 2019
108,010 and 107,923 issued and outstanding, respectively, as of December 31, 2020
106,895 and 106,808 issued and outstanding, respectively, as of December 31, 2019
Additional paid-in capital	1,393,095	1,395,376
Cumulative stock based compensation	124,762	107,774
Accumulated other comprehensive loss	(16,509)	(18,244)
Accumulated deficit	(465,460)	(547,398)
	1,466,884	1,363,619
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,457,812	1,354,547
Non-controlling interest	(2,910)	(7,824)
TOTAL SHAREHOLDERS' EQUITY	1,454,902	1,346,723

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,094,149	$1,932,833

(*) Marketable securities are available-for-sale securities and included amortized cost of $187,719 and $173,817 as of December 31, 2020 and 2019, respectively. The balance as of December 31, 2020 included an allowance for credit losses of $57.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars and shares in thousands, except per share data)

	Year ended
	December 31,
	2020	2019	2018

REVENUES	$1,265,684	$1,234,003	$1,304,034

COST OF REVENUES	1,032,366	1,004,332	1,011,087

GROSS PROFIT	233,318	229,671	292,947

OPERATING COSTS AND EXPENSES:

Research and development	78,320	75,579	73,053
Marketing, general and administrative	63,965	67,376	64,951

	142,285	142,955	138,004

OPERATING PROFIT	91,033	86,716	154,943

FINANCING INCOME (EXPENSE), NET	2,870	12	(13,184)

OTHER INCOME (EXPENSE), NET	(5,215)	4,293	(2,442)

PROFIT BEFORE INCOME TAX	88,688	91,021	139,317

INCOME TAX EXPENSE, NET	(5,399)	(2,948)	(5,938)

NET PROFIT	83,289	88,073	133,379

Net loss (income) attributable to non-controlling interest	(987)	1,975	2,200

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$82,302	$90,048	$135,579

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.77	$0.85	$1.35

Weighted average number of ordinary shares outstanding	107,254	106,256	100,399

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.76	$0.84	$1.32

Net profit used for diluted earnings per share	$82,302	$90,048	$135,579

Weighted average number of ordinary shares outstanding used for diluted earnings per share	108,480	107,438	102,517

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year ended
	December 31,
	2020	2019	2018

Net profit	$83,289	$88,073	$133,379

Other comprehensive income, net of tax:

Foreign currency translation adjustment	7,830	3,478	3,599

Change in employees plan assets and benefit obligations, net of taxes	(394)	(1,118)	269

Unrealized gain (loss) on derivatives	(1,774)	3,696	(2,704)

Comprehensive income	88,951	94,129	134,543

Comprehensive loss (income) attributable to non-controlling interest	(4,914)	1,063	407

Comprehensive income attributable to the Company	$84,037	$95,192	$134,950

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total
BALANCE AS OF JANUARY 1, 2018	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

Changes during the period:

Conversion of notes into share capital	5,790	23,722	34,864									58,586
Exercise of options and RSUs	732	3,043	(2,334)									709
Capital notes converted into share capital												--
Employee stock-based compensation					12,661							12,661
Other comprehensive income:
Profit								135,579		$135,579	(2,200)	133,379
Foreign currency translation adjustments							1,806			1,806	1,793	3,599
Change in employees plan assets and benefit obligations						269				269		269
Unrealized loss on derivatives						(2,704)				(2,704)		(2,704)
Comprehensive income										$134,950
BALANCE AS OF DECEMBER 31, 2018	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

Changes during the period:

Exercise of options and RSUs	648	2,727	(886)									1,841
Capital notes converted into share capital	1,181	4,892	15,866	(20,758)								--
Employee stock-based compensation					14,548							14,548
Other comprehensive income:
Profit								90,048		$90,048	(1,975)	88,073
Foreign currency translation adjustments							2,566			2,566	912	3,478
Change in employees plan assets and benefit obligations						(1,118)				(1,118)		(1,118)
Unrealized gain on derivatives						3,696				3,696		3,696
Comprehensive income										$95,192
BALANCE AS OF DECEMBER 31, 2019	106,895	$426,111	$1,395,376	$--	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

Changes during the period:

Exercise of options and RSUs	1,115	4,885	(2,281)									2,604
Employee stock-based compensation					16,988							16,988
Cumulative effect upon adoption of ASC 326 - see note 2X								(364)				(364)
Other comprehensive income:
Profit								82,302		$82,302	987	83,289
Foreign currency translation adjustments							3,903			3,903	3,927	7,830
Change in employees plan assets and benefit obligations						(394)				(394)		(394)
Unrealized loss on derivatives						(1,774)				(1,774)		(1,774)
Comprehensive income										$84,037
BALANCE AS OF DECEMBER 31, 2020	108,010	$430,996	$1,393,095	$--	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2020	107,923

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended
	December 31,
CASH FLOWS - OPERATING ACTIVITIES	2020	2019	2018

Net profit	$83,289	$88,073	$133,379

Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	240,531	214,474	214,391
Effect of exchange rate differences on debentures	6,645	10,294	(9,791)
Other expense (income), net	5,215	(4,293)	2,442
Changes in assets and liabilities:
Trade accounts receivable	(33,087)	27,317	(3,096)
Other current assets	(7,999)	(4,600)	11,260
Inventories	(2,891)	(21,021)	(26,344)
Trade accounts payable	(18,576)	(339)	(3,562)
Deferred revenue and customers' advances	(3,072)	(10,331)	2,625
Employee related liabilities and other current liabilities	347	(9,435)	(867)
Long-term employee related liabilities	3,936	(310)	(795)
Deferred tax, net and other long-term liabilities	2,223	1,491	(6,745)
Net cash provided by operating activities	276,561	291,320	312,897

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(313,656)	(191,396)	(210,192)
Proceeds related to sale and disposal of property and equipment	57,117	19,230	40,451
Investments in other assets	(1,450)	(413)	(14,536)
Deposits and marketable securities, net	(105,620)	(132,515)	(143,940)
Net cash used in investing activities	(363,609)	(305,094)	(328,217)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of options, net	2,512	1,842	714
Proceeds from loans	--	--	98,990
Loans repayment	--	--	(142,285)
Principal payments on account of capital lease obligation	(25,364)	(19,402)	(5,554)
Debentures repayment	(38,335)	--	--
Net cash used in financing activities	(61,187)	(17,560)	(48,135)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	4,357	1,804	2,585

DECREASE IN CASH AND CASH EQUIVALENTS	(143,878)	(29,530)	(60,870)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,561	385,091	445,961

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,683	$355,561	$385,091

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended
	December 31,
	2020	2019	2018

NON-CASH ACTIVITIES:

Investments in property and equipment	$35,271	$39,184	$28,052
Conversion of notes into share capital	$--	$22,600	$58,586

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash received during the period from interest	$10,524	$14,436	$8,818
Cash paid during the period for interest	$6,633	$7,456	$11,835
Cash paid for (received from) income taxes, net during the period	$(2,436)	$13,026	$5,768

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. (formerly named “Jazz US Holdings, Inc.”) and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (formerly named “Jazz Semiconductor, Inc.”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNP”); and (2) Tower Semiconductor San Antonio, Inc. (formerly named “TowerJazz Texas, Inc.”) (“TSSA”); and (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (formerly named “TowerJazz Panasonic Semiconductor Co. Ltd.”) (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”). PSCS’ name changed to NTCJ following the purchase of PSCS by Nuvoton Technology Corporation (“Nuvoton”) from Panasonic Corporation in September 2020. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide 45nm CMOS, 65nm RF CMOS and 65nm advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented worldwide in response to the increased impact from COVID-19. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused disruption to certain business sectors globally, resulting in economic and other difficulties in many regions worldwide. The COVID-19 pandemic did not have a material adverse effect on the Company's financial position and on its financial stability.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.Basis of presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, affect the disclosure of contingent assets and liabilities as of the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C.Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

D.Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits, money market funds and short-term investments with insignificant interest rate risk and original maturities of three months or less.

E.Short-Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

F.Marketable securities

The Company accounts for its investments in investment grade debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities are classified as "available-for-sale", and are measured at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

Following the adoption of ASC 326 in January 2020, current expected credit losses on the Company’s marketable grade debt securities are recorded, if expected, through an allowance for current expected credit losses and recognized in “other income (expense), net” on the consolidated statements of operations. The amount of allowance for current expected credit losses is limited to the amount that the fair value is less than the amortized cost basis. Any remaining unrealized losses are included in accumulated other comprehensive loss in shareholders’ equity. See also X below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.Marketable securities (Cont.)

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. The Company concluded that the current expected credit losses on its available for sale investment portfolio were immaterial.

G.Trade Accounts Receivables - Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, following the adoption of ASC 326 in January 2020 (see X below), an allowance is maintained for estimated forward-looking losses resulting from possible inability of customers to make required payments (current expected losses). The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off against the allowance when it becomes evident that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

As of December 31, 2020, the Company’s total allowance for expected credit loss was $1,065, of which $385 has been recorded following the adoption of ASC 326 effective from January 1, 2020, with $358 recognized as an adoption adjustment to retained earnings. As of December 31, 2019, the allowance was $10,925, see Note 14F for more details.

H.Trade Accounts Receivables - Factoring

From time to time, the Company uses non-recourse factoring arrangements, to sell accounts receivable to third-party financial institutions. The sale of the receivables in these arrangements are accounted for as a true sale, under ASC 860. Total accounts receivables factoring was $0 and $12,989 as of December 31, 2020 and 2019 respectively.

I.Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company records reserves for the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at production costs including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location in the production line and condition.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.Investments in Privately-Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect between fair value and measurement alternative of cost, less impairments, and further adjust up or down, based on observable price changes in orderly transactions for identical or similar investments of the same issuer (“Measurement Alternative”). The Company elected to use the measurement alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations.

K.Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment, and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

Impairment charges, if needed, are determined based on the policy outlined in M below.

Property and equipment also include assets under capital leases, which are depreciated according to their applicable useful life.

L.Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life of the intangible assets commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in M below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2020, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company operates in one reporting unit. The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to do so. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2020, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill, see also X below.

Impairment of Investment in Privately-Held Companies

The Company concluded there was no impairment to its investments in privately-held companies in 2020.

N.Leases

On January 1, 2019, the Company adopted the new leasing standard “Leases”(“ASC 842”), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all operating and capital leases with a term greater than twelve months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases.

The Company adopted ASC 842 using the modified retrospective transition method. The adoption of the new standard did not have any impact on the results of operations or cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.Leases (cont.)

The determination of whether an arrangement is a lease is to be made at inception of a lease contract. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Whenever leases do not provide an implicit interest rate, an incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 11D and 11E.

O.Revenue Recognition

The Company follows ASC 606 “Revenue from Contracts with Customers“ and recognizes revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

Wafer sales are recognized at a point in time, which is upon shipment of the Company’s products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales. The Company’s contracts typically contain a single performance obligation that is fulfilled on the date of delivery based on shipping terms stipulated in the contract.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition occurs over time when customers receive the services.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

Q.Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates anticipated (under applicable law as of the balance sheet date) to apply when the deferred taxes are expected to be paid or realized. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent items on the balance sheets.

The Company evaluates the potential realization of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and deferred tax assets and projected future taxable income.

A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on all available evidence.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

S.Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net profit.

T.Functional Currency and Exchange Rate Income (Loss)

The currency of the primary economic environment in which Tower, TSSA and TSNP conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

U.Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards (mostly restricted stock units and performance unit shares) are recognized based on the grant-date fair values.

The compensation costs are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.Fair value Measurements of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments primarily consist of cash, bank deposits, account receivables and payables, accrued liabilities, loans and leases whose carrying values approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investment in privately- held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.Derivatives and hedging

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains (losses) on derivatives are recognized in earnings, representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness. In January 2019, the Company adopted ASU 2017-12, “Derivatives and Hedging (“Topic 815”): Targeted Improvements to Accounting for Hedge Activities”, which amends the hedge accounting recognition and presentation requirements of ASC 815. ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the year ended December 31, 2019 were not retrospectively adjusted.

X.Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment” (“Topic 350”). The Company adopted this guidance in the beginning of 2020 with no impact on its consolidated financial statements. See also M above.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses” (“ASC 326”). This update relates to financial reporting of current expected credit losses on financial instruments and other commitments to extend credit. ASU 2016-13 requires that an entity measure and recognize current expected credit losses for financial assets held at amortized cost and replaces the incurred loss impairment methodology in prior GAAP with a methodology that requires consideration of a broader range of information to estimate credit losses. The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective approach. The impact of this adoption on its retained earnings and 2020 financial results was not material to the Company's consolidated financial statements as current expected credit losses were not significant based on historical collection trends, the financial condition of payment partners, and external market factors. See also F and G above.

In March 2020, the FASB issued ASU No. 2020-04, ”Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides temporary optional guidance to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and London Interbank Offered Rate (“LIBOR”). The guidance includes practical expedients for contract modifications due to reference rate reform. Generally, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. This guidance is effective immediately and is only available through December 31, 2022.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes - Simplifying the Accounting for Income Taxes”(“Topic 740”). This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - INVENTORIES

Inventories consist of the following:

	As of December 31,
	2020	2019
Raw materials	$60,855	$90,605
Work in process	133,144	91,537
Finished goods	5,127	10,114
	$199,126	$192,256

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,946 and $649 as of December 31, 2020 and 2019, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 4 - OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2020	2019
Tax receivables	$5,019	$8,156
Prepaid expenses	6,990	8,265
Receivables from Hedging transactions - see Notes 10, 12A, and 12D	11,609	3,184
Insurance receivables - see Note 14E	5,949	--
Other receivables	1,243	2,414
	$30,810	$22,019

NOTE 5 - LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2020	2019
Severance-pay funds	$10,472	$11,860
Long-term bank deposits	12,500	12,500
Investments in privately- held companies	17,727	15,725
	$40,699	$40,085

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Composition:

	As of December 31,
	2020	2019
Original cost: (*)
Land and Buildings, including facility infrastructure	$430,258	$363,133
Machinery and equipment	2,998,019	2,684,980
	$3,428,277	$3,048,113
Accumulated depreciation:
Buildings, including facility infrastructure	$(255,353)	$(239,241)
Machinery and equipment	(2,333,753)	(2,126,933)
	$(2,589,106)	$(2,366,174)
	$839,171	$681,939

(*) Original cost includes ROU assets under capital lease in the amount of $213,683 and $86,087 as of December 31, 2020 and 2019, respectively. The depreciation expense of such assets amounted to $13,421 and $9,941 for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of $285,615.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 7 -  INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2020:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$114,805	$(112,284)	$2,521
Facilities lease	19	33,500	(25,529)	7,971
Trade name	9	7,834	(7,834)	--
Customer relationships	15	2,600	(2,130)	470
Total identifiable intangible assets		$158,739	$(147,777)	$10,962

Intangible assets consist of the following as of December 31, 2019:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$111,108	$(110,730)	$378
Facilities lease	19	33,500	(24,241)	9,259
Trade name	9	7,702	(7,702)	--
Customer relationships	15	2,600	(1,956)	644
Total identifiable intangible assets		$154,910	$(144,629)	$10,281

NOTE 8 - DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following:

	As of December 31,
	2020	2019
Deferred tax asset (see Note 19)	$57,802	$66,362
Right of use - assets under operating leases	18,990	17,828
Prepaid long-term land lease, net	3,055	3,175
Fair value of cross currency interest rate swap (see Note 12D)	10,661	12,625
Long-term prepaid expenses and others	2,893	5,057
	$93,401	$105,047

NOTE 9 - OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2020	2019
Tax payables	$4,935	$282
Interest payable on debt	868	1,057
Others	2,102	5,962
	$7,905	$7,301

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 10 - SERIES G DEBENTURES

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carry an annual interest rate of 2.79%, payable semi-annually. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap.

As of December 31, 2020 and December 31, 2019, the outstanding principal amount of Series G Debentures was NIS 334 million and NIS 468 million, respectively (approximately $104,000 and $135,000, respectively), with related hedging transactions net asset fair value of approximately $17,000 and $16,000, respectively. The changes in the fair value of outstanding principal amount of the debentures and in the fair value of the hedging transaction, are attributed to the corresponding changes in the exchange rates during the reported periods (see Note 12D). The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2020, the Company was in compliance with all of the financial covenants under the indenture.

Composition by Repayment Schedule:

	As of December 31, 2020
	Interest rate	2021	2022	2023	Total
Series G Debentures	2.79%	$41,590	$41,590	$20,796	$103,976
Accretion of carrying amount to principal amount					(1,579)
Carrying amount					$102,397

NOTE 11 - OTHER LONG-TERM DEBT

A.Composition:

	As of December 31,
	2020	2019
Long-term JPY loan – principal amount – see B and C below	$106,719	$101,365
Capital leases and other long-term liabilities – see D below	162,171	60,277
Operating leases – see E below	18,990	17,828
Less - current maturities	(65,658)	(28,201)
	$222,222	$151,269

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 11 - OTHER LONG-TERM DEBT (Cont.)

B.Repayment Schedule of Long-term JPY Loan:

	As of December 31, 2020
	Interest rate	2021	2022	2023	2024	2025	Total
Long-term JPY loan	1.95%	$23,715	$23,715	$23,715	$23,715	$11,859	$106,719

C.Long-term JPY loan

In June 2018, TPSCo refinanced its two outstanding loans with 11 Billion JPY (approximately $100,000) new asset-based loan agreements with a consortia of financial institutions comprised of (i) JA Mitsui Leasing, Ltd., (ii) Sumitomo Mitsui Trust Bank, Limited (SMTB) replaced in 2020 by Sumitomo Mitsui Finance and Leasing Company, Limited (SMFL), (iii) Sumitomo Mitsui Banking Corporation (SMBC) and (iv) China trust Commercial Bank Corporation (CTBC) replaced in 2020 by Mitsubishi UFJ Lease & Finance Co. Ltd (MUL) (“JP Loan”). The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in nine semiannual payments from June 2021 until June 2025. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami manufacturing facilities. Outstanding principal amount was approximately $107,000 as of December 31, 2020.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, NTCJ, or any of its affiliates.

As of December 31, 2020, TPSCo was in compliance with all of the financial ratios and covenants under the amended JP Loan.

D.Capital Lease Agreements and Other Long-Term Liabilities

Certain of the Company’s subsidiaries enter, from time to time, into capital lease agreements for certain machinery and equipment it operates in some of its fabrication facilities, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements contain annual interest rates of approximately 2% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary will buy the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

TPSCo leases its fabrication facility buildings in Japan from NTCJ under a long-term capital lease that was renewed in 2020 for continuation of the lease until at least March 2032. Under the lease agreement, TPSCo and NTCJ are expected to make best efforts to negotiate the purchase of the relevant facilities, buildings and related land, based on terms and conditions stipulated in the lease agreement, however if mutually agreed terms are not reached, the lease contract will continue until at least 2032.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 11 - OTHER LONG-TERM DEBT (Cont.)

As of December 31, 2020 and 2019, the Company’s total outstanding capital lease liabilities for fixed assets was $159,650 and $60,277, respectively, of which $34,863 and $21,070 respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2020:

Fiscal Year
2021	$38,136
2022	36,606
2023	25,350
2024	26,808
2025	6,788
2026 and on	39,111
Total	172,799
Less - imputed interest	(10,628)
Total	$162,171

E.Operating Lease Agreements

In 2019, the Company adopted ASU No. 2016-02, "Leases" (Topic 842). The Company enters from time to time into operating leases for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2020, 2019 and 2018 was $7,627, $8,045 and $8,773, respectively. During 2020, cash paid for operating lease liabilities was $7,065.

The following presents the composition of operating leases in the balance sheets:

	Classification in the Consolidated Balance Sheets	December 31, 2020	December 31, 2019
Right of use - assets under operating leases	Deferred tax and other long-term assets, net	$18,990	$17,828
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$6,550	$7,131
Long-term operating lease liabilities	Other long-term debt	12,440	10,697
Total operating lease liabilities		$18,990	$17,828
Weighted average remaining lease term (years)		5.1	4.9
Weighted average discount rate		1.94%	1.95%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 11 - OTHER LONG-TERM DEBT (Cont.)

The following presents the maturity of operating lease liabilities as of December 31, 2020:

Fiscal Year
2021	$6,564
2022	3,526
2023	2,301
2024	2,166
2025	2,202
Thereafter	2,893
Total	19,652
Less – imputed interest	(662)
Total	$18,990

F.Wells Fargo Credit Line

TSNP entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000, maturing in 2023 (the “TSNP Credit Line Agreement”). The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

The outstanding borrowing availability varies from time to time based on the levels of TSNP’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the TSNP Credit Line Agreement. The obligations of TSNP under the TSNP Credit Line Agreement are secured by a security interest on all the assets of TSNP. The TSNP Credit Line Agreement contains customary covenants and other terms, including customary events of default. TSNP’s obligations pursuant to the TSNP Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2020, TSNP was in compliance with all of the covenants under the TSNP Credit Line Agreement.

As of December 31, 2020, borrowing availability under the TSNP Credit Line Agreement was approximately $69,000, of which approximately $1,000 was utilized through letters of credit.

As of December 31, 2020 and 2019, no loan amounts were outstanding under the TSNP Credit Line Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 12 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to partially protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2020, the fair value amounts of such exchange rate agreements were $5,143 in an asset position, presented in other current assets with a face value of $51,000. As of December 31, 2019, the fair value amounts of such exchange rate agreements were $167 in an asset position, presented in other current assets with a face value of $48,000.

Changes in the fair values of such derivatives are presented in cost of revenues in the statements of operations.

As the functional currency of the Company is the USD and part of TPSCo revenues and expenses are denominated in JPY, the Company enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on JPY denominated amounts. As of December 31, 2020 and 2019, the fair value amounts of such exchange rate agreements were $150 in an asset position and $318, in a liability position, respectively, presented in other current assets and other current liabilities, respectively, with a face value of $40,000 and $36,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivatives, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 12 -  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

C.Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2020 and 2019. The fair value of debentures, based on quoted market prices as of December 31, 2020 and 2019, was approximately $107,000 and $140,000, respectively, compared to carrying amounts of approximately $102,000 and $132,000, for the above dates, respectively.

D.Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions to mitigate the foreign exchange rate differences on principal and interest using a cross currency swap to mitigate the risk arising from the Series G Debentures denomination in NIS.

As of December 31, 2020, the fair value of the swap was $16,977 in an asset net position, of which $6,316 was presented in other current assets and $10,661 was presented in long-term assets. As of December 31, 2019, the fair value of the swap was $15,642 in an asset net position, of which $3,017 was presented in other current assets and $12,625 was presented in long-term assets.

As of December 31, 2020 and December 31, 2019, the effective portions of $323 loss and $1,504 income, respectively, were recorded in OCI, of which a loss of $533 is expected to be recorded in earnings during the twelve months ending December 31, 2021. For the years ended December 31, 2020 and December 31, 2019, the hedging effect on the Company’s results of operations was $5,252 and $8,816 income, respectively, and was recognized as financing income, to offset the effect of the rate difference related to the Series G Debentures.

E.Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 12 -  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

Level 1 Measurements

Securities classified as available-for-sale are reported at fair value on a recurring basis. These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available-for-sale are recorded in other comprehensive income.

Level 2 Measurements

If quoted market prices are not available, the Company obtains fair value measurements of similar assets and liabilities from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

For cross currency swap measured under Level 2 - the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Equity Securities without Readily Determinable Fair Values - Investments in privately-held companies are measured using the Measurement Alternatives, see Note 2J above. The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the years ended December 31, 2020 and 2019, the Company recorded an increase in the value of such investments, of $358 and $5,270, respectively, presented in “other income (expense), net”, in the statements of operations.

Recurring fair value measurements using the indicated inputs:

	December 31, 2020	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - net asset position	$16,977	$--	$16,977	$--
Privately-held companies	17,727	--		17,727
Marketable securities held for sale	188,186	188,186	--	--
Foreign exchange forward and cylinders - net asset position	5,293	--	5,293	--
	$228,183	$188,186	$22,270	$17,727

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 12 -  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

E.Fair Value Measurements (Cont.)

	December 31, 2019	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - net asset position	$15,642	$--	$15,642	$--
Privately-held companies	15,725	--	--	15,725
Marketable securities held for sale	175,305	175,305	--	--
Foreign exchange forward and cylinders - net liability position	(151)	--	(151)	--
	$206,521	$175,305	$15,491	$15,725

F.Short-Term and Long-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2020 included short term deposits in the amount of $310,230, marketable securities with applicable accrued interest in the amount of $188,967 and a long-term bank deposit in the amount of $12,500; as of December 31, 2019, deposits and marketable securities included short term deposits in the amount of $215,609, marketable securities with applicable accrued interest in the amount of $176,070 and a long-term bank deposit in the amount of $12,500.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2020:

	Amortized cost (*)	Gross unrealized Gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$154,577	$1,207	$(735)	$155,049
Government bonds	32,894	37	(53)	32,878
Certificate of deposits	248	11	--	259
	$187,719	$1,255	$(788)	$188,186

* Excluding accrued interest of $781.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2020, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$22,772	$22,800
Due within 2-5 years	138,894	139,210
Due after 5 years	26,053	26,176
	$187,719	$188,186

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 12 -  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

F.Short-Term and Long-Term Deposits and Marketable Securities (Cont.)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2019:

	Amortized cost (*)	Gross unrealized Gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$154,167	$1,273	$(214)	$155,226
Government bonds	2,969	37	--	3,006
Municipal bonds	1,208	21	--	1,229
Money market fund	15,225	366	--	15,591
Certificate of deposits	248	5	--	253
	$173,817	$1,702	$(214)	$175,305

* Excluding accrued interest of $765.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2019, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$37,845	$37,818
Due within 2-5 years	119,202	120,344
Due after 5 years	16,770	17,143
	$173,817	$175,305

Investments with continuous unrealized losses for less than twelve months and twelve months or more and their related fair values as of December 31, 2020 and December 31, 2019, were as indicated in the following tables:

	December 31, 2020
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$24,699	$(700)	$9,434	$(35)	$34,133	$(735)
Government bonds	12,430	(50)	1,497	(3)	13,927	(53)
Total	$37,129	$(750)	$10,931	$(38)	$48,060	$(788)

	December 31, 2019
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$8,562	$(56)	$23,022	$(158)	$31,584	$(214)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 - EMPLOYEE RELATED LIABILITIES

A.Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included on the balance sheets in long-term investments and employee related liabilities in the amounts of $7,954 and $10,304, respectively, as of December 31, 2020.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,254, $5,597 and $5,158 for 2020, 2019 and 2018, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 9% with employee average match of 1% of employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2020, 2019 and 2018 amounted to $6,132, $6,572 and $6,700, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans

The following information provides the changes in 2020, 2019 and 2018 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNP with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2020	2019	2018
Net periodic benefit cost:
Service cost	$6	$7	$10
Interest cost	57	72	73
Amortization of prior service costs	--	--	--
Amortization of net loss (gain)	(241)	(298)	(262)
Total net periodic benefit cost	$(178)	$(219)	$(179)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	146	(1)	(376)
Amortization of prior service costs	--	--	--
Amortization of net gain (loss)	241	298	262
Total recognized in other comprehensive income (loss)	$387	$297	$(114)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$209	$78	$(293)

Weighted average assumptions used:
Discount rate	3.40%	4.50%	3.80%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65 Medicare Advantage)	6.20%/(5.00)%	6.90%/13.10%	8.30%/11.10%
Health care cost trend rate assumed for current year (Pre-65/Post-65 Non Medicare Advantage)	6.20%/6.10%	6.90%/7.90%	N/A
Ultimate rate (Pre-65/Post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (Pre-65/Post-65)	2029/2029	2029/2029	2027/2027
Measurement date	December 31, 2020	December 31, 2019	December 31, 2018

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans (Cont.)

Post-Retirement Medical Plan (Cont.)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2020	2019	2018
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,689	$1,628	$1,936
Service cost	6	7	10
Interest cost	57	72	73
Benefits paid	(16)	(17)	(15)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	146	(1)	(376)
Benefit medical plan related obligation end of period	$1,882	$1,689	$1,628
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	16	16	15
Benefits paid	(16)	(16)	(15)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,882)	$(1,689)	$(1,628)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans (Cont.)

Post-Retirement Medical Plan (Cont.)

	As of December 31,
	2020	2019	2018
Amounts recognized in statement of financial position:
Current liabilities	$(62)	$(50)	$(65)
Non-current liabilities	(1,820)	(1,639)	(1,563)
Net amount recognized	$(1,882)	$(1,689)	$(1,628)
Weighted average assumptions used:
Discount rate	2.80%	3.40%	4.50%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65 Medicare Advantage)	6.00%/6.50%	6.20%/(5.00)%	6.90%/13.10%
Health care cost trend rate assumed for next year (pre 65/ post 65 Non-Medicare Advantage)	6.00%/6.50%	6.20%/6.10%	6.90%/7.90%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre 65/ post 65)	2029/2029	2029/2029	2029/2029

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2021	$62
2022	55
2023	58
2024	66
2025	71
2026-2030	$410

Description of Significant Gains and Losses in Obligations:

For Fiscal Year Ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.80%, compared to 3.40% in the prior year. For Fiscal Year Ended December 31, 2019, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 3.40%, compared to 4.50% in the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans (Cont.)

TSNP Pension Plan

TSNP has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNP uses a December 31 measurement date. TSNP’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

The components of the change in benefit obligation, the change in plan assets and funded status for TSNP’s pension plan are as follows:

	Year ended December 31,
	2020	2019	2018
Net periodic benefit cost:
Interest cost	$687	$817	$749
Expected return on plan assets	(909)	(930)	(1,427)
Expected Administrative Expenses	100	100	--
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	27	--	--
Total net periodic benefit cost	$(92)	$(10)	$(675)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	149	1,158	(231)
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	(27)	--	--
Total recognized in other comprehensive income (loss)	$119	$1,155	$(234)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$27	$1,145	$(909)
Weighted average assumptions used:
Discount rate	3.20%	4.40%	3.70%
Expected return on plan assets	3.80%	4.20%	6.20%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans (Cont.)

TSNP Pension Plan (Cont.)

The components of the change in benefit obligation, change in plan assets and funded status for TSNP’s pension plan are as follows:

	Year ended December 31,
	2020	2019	2018
Change in benefit obligation:
Benefit obligation at beginning of period	$21,908	$18,979	$20,629
Interest cost	687	817	749
Benefits paid	(736)	(688)	(607)
Change in plan provisions	--	--	--
Actuarial loss (gain)	1,608	2,800	(1,792)
Benefit obligation end of period	$23,467	$21,908	$18,979
Change in plan assets:
Fair value of plan assets at beginning of period	$24,454	$22,669	$23,235
Actual return on plan assets	2,337	2,544	(133)
Employer contribution	--	--	175
Expenses paid	(69)	(71)	--
Benefits paid	(737)	(688)	(607)
Fair value of plan assets at end of period	$25,985	$24,454	$22,670
Funded status	$2,518	$2,546	$3,691
Amounts recognized in statement of financial position:
Non-current assets	$2,518	$2,546	$3,691
Non-current liabilities	-	-	-
Net amount recognized	$2,518	$2,546	$3,691
Weighted average assumptions used:
Discount rate	2.50%	3.20%	4.40%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2021	$913
2022	997
2023	1,074
2024	1,131
2025	1,176
2026-2030	$6,182

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 13 -  EMPLOYEE RELATED LIABILITIES (Cont.)

B.TSNP Employee Benefit Plans (Cont.)

TSNP Pension Plan (Cont.)

Description of Significant Gains and Losses in Obligations:

For Fiscal Year Ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.50%, compared to 3.20% in the prior year. For Fiscal Year Ended December 31, 2019, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 3.20%, compared to 4.40% in the prior year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2020:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$25,985	$--
Total plan assets at fair value	$--	$25,985	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2019:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$24,454	$--
Total plan assets at fair value	$--	$24,454	$--

TSNP’s pension plan weighted average asset allocations on December 31, 2020, by asset category are as follows:

Asset Category	December 31, 2020	Target allocation 2021
Equity securities	25%	20%
Debt securities	75%	80%
Total	100%	100%

TSNP’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 80% debt, or fixed income securities, and 20% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by TSNP in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES

A.Liens

(1)Loans, Bonds and Capital Leases

For liens relating to TSNP Credit Line Agreement, see Note 11F. For liens under TPSCo's 2018 JP Loan agreement, see Note 11C. For liens under the capital lease agreements, see Note 11D. For negative pledge under the Series G Debentures’ indenture, see Note 10.

(2)Approved Enterprise Program

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

B.Renewed Contract in relation to TPSCo

In March 2019, the Company, PSCS and TPSCo, as applicable, signed three-year agreements renewing the previously signed 2014 agreements, to be in effect from April 2019 for an additional 3-year period. Following the purchase of NTCJ (previously named PSCS) by Nuvoton from Panasonic in September 2020, NTCJ assumed the above described contracts at same commercial terms and is utilizing TPSCo’s three manufacturing facilities in Japan (see Note 11D). For details on TPSCo’s facilities and buildings lease through 2032, see Note 11D above.

C.License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.TSNP Lease Agreement

TSNP leases its fabrication facilities under an operational lease contract that is due to expire in 2022, and that may be extended until 2027 through the exercise of an option at TSNP’s sole discretion. In the amendments to its lease, (i) TSNP secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of TSNP and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that TSNP’s noise abatement efforts are not adequate under the terms of the amended lease. TSNP does not agree and is disputing these claims.

E.IT Security Systems Event

In September 2020, the Company’s information technology (“IT”) security systems identified a security event on some of its computerized systems. As a preventive measure, the Company halted certain of its servers and proactively held operations in some of its manufacturing facilities for a few days, following which it commenced to gradually restore operations and

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (Cont.)

E.IT Security Systems Event (Cont.)

return to full capability in all its facilities. Due to the immediate procedures implemented, the functionality and quality of the work in progress, as well as customer and employee data, remained protected.

Tower maintains a cyber insurance policy and is working closely with its insurance providers to receive compensation for the damage resulting from the event. The Company included reimbursement to be received from the insurers for incurred costs related to the event under “other current assets” in the balance sheet as of December 31, 2020. The event had no material impact on the financial position of the Company.

F.An engagement in relation to 8-inch Fabrication Facility Establishment

In 2017, the Company, Nanjing Development Zone, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed agreements targeting for an 8-inch fabrication facility to be established in Nanjing, China, to be entirely funded by Nanjing and Tacoma.

During the years 2017 and 2019, the Company received a total of $18,000 and $9,000, respectively (net of withholding taxes) for consultation and other services it provided. In 2020, Tacoma announced its bankruptcy and did not pay a remainder of $9,000 (net of withholding taxes) it owed to the Company, however, since the Company accrued for the amounts owed and unpaid by Tacoma for the services provided in previous years, this event had no impact on the Company’s results of operations or cash flows in 2020.

G.Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15 - SHAREHOLDERS’ EQUITY

A.Description of Ordinary Shares

As of December 31, 2020, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 108 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (Cont.)

B.Equity Incentive Plans

(1)General

The Company has granted to its employees and directors options and restricted stock units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The specific provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either the closing market price of the ordinary shares immediately prior to the date of grant, or in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vesting is over a one to four year period according to defined vesting schedules, and for performance RSUs include performance targets; and (iii) options are not exercisable beyond seven or ten years from the grant date, as applicable.

Except for those share incentive plans described below, as of December 31, 2020 and December 31, 2019, there were approximately 3 thousand and 25 thousand options, respectively, which were outstanding under the Company’s other share incentive plans (the "Old Plans”). No further options may be granted under the Old Plans.

(2)Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company which in 2019 was extended to enable grants to third party service providers (“2013 Plan”). Options granted under the 2013 Plan bear an exercise price equal to the average closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted, in 2020 and 2019, a total of 1.11 million RSUs and 1.16 million RSUs, respectively, to its employees and directors (including the below described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period taking into consideration compliance with performance criteria, if any.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (Cont.)

In September 2020, the Company's shareholders approved the grant of the following RSUs to the Company's CEO and members of the Board of Directors under the 2013 Plan: (i) 109 thousand time vested RSUs and 163 thousand performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year for three years following the grant date, for a compensation value of approximately $5,000. Commencing May 2024, the CEO will have to own ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (“Minimum Holding”). The CEO has 5 years from May 2019 and until May 2024 to accumulate the Minimum Holding (whether by RSUs converted to ordinary shares or purchase of ordinary shares), during which 5 year period he must retain at least 20% of the vested time-based RSUs that are granted to him from May 2019 until the time he will accumulate and maintain such amount of shares that equals or exceeds three times his annual base salary; (ii) 16 thousand time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year for three years following the grant date; and (iii) 5 thousand time vested RSUs to each of the 9 members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $900, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. The chairman of the Board and each of the members of the Board will have to own ordinary shares of the Company at a minimum value that equals at least 50% of their annual cash compensation (“Minimum Holding”). They have 5 years to accumulate the Minimum Holding (whether by RSUs converted to ordinary shares or purchase of ordinary shares), during which 5 year period they must retain at least 20% of the vested time-based RSUs that were granted to them from July 2020 until the time they will accumulate and maintain such amount of shares that equals or exceeds 50% of their annual cash compensation.

In June 2019, the Company's shareholders approved the grant of the following RSUs to the Company's CEO and members of the Board of Directors under the 2013 Plan: (i) 129 thousand time vested RSUs and 129 thousand performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year for the three years following the grant date, for a compensation value of $3,900; (ii) 20 thousand time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year for the three years following the grant date; and (iii) 5 thousand time vested RSUs to each of the 8 members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

In July 2018, the Company's shareholders approved the grant of the following RSUs to the Company's CEO and members of the Board of Directors under the 2013 Plan: (i) 107 thousand time vested RSUs and 72 thousand performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year for the three years following the grant date, for a compensation value of $3,900; and, in addition, 50 thousand performance based RSUs vesting over three years, with 65% vesting at the first anniversary of the grant, an additional 25% at the second anniversary and the remaining portion at the third anniversary for an additional compensation value of $1,100; (ii) 14 thousand time vested RSUs to the Chairman for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year for the three years following the grant date; and (iii) 3 thousand time vested RSUs to each of the 8 members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (Cont.)

B.Equity Incentive Plans (Cont.)

As of December 31, 2020, approximately 30 thousand options and approximately 2.2 million RSUs were outstanding under the 2013 Plan. As of December 31, 2019, approximately 318 thousand options and approximately 2 million RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval, as may be required by law.

(3)i. Share Options awards:

	2020		2019		2018
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	343,451	$8.79	508,493	$9.58	580,185	$9.64
Granted	--		--		--	--
Exercised	(308,479)	8.14	(163,375)	11.28	(70,271)	10.19
Terminated	(667)	9.90	(667)	9.90	(921)	9.82
Forfeited	(1,500)	4.42	(1,000)	4.42	(500)	4.42
Outstanding as of end of year	32,805	15.28	343,451	8.79	508,493	9.58
Options exercisable as of end of year	32,805	$15.28	343,451	$8.79	485,579	$9.46

ii. RSUs awards:

	2020		2019		2018
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	2,013,613	$19.13	1,599,296	$22.27	1,245,889	$21.29
Granted	1,105,155	19.86	1,159,881	18.06	977,667	20.80
Converted	(806,993)	20.45	(484,665)	23.91	(602,423)	17.86
Forfeited	(88,732)	18.62	(260,899)	21.19	(21,837)	22.11
Outstanding as of end of year	2,223,043	$19.45	2,013,613	$19.13	1,599,296	$22.27

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (Cont.)

B.Equity Incentive Plans (Cont.)

(4)Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2020:

Outstanding				Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$12.00 - 17.16	32,805	1.60	$15.28	32,805	$15.28

	Year ended December 31,
	2020	2019	2018
The intrinsic value of options exercised	$4,429	$1,824	$1,416
The original fair value of options exercised	$1,018	$665	$302

	Year ended December 31,
	2020	2019	2018
The intrinsic value of converted RSUs	$15,971	$8,207	$15,840
The original fair value of converted RSUs	$16,506	$11,588	$10,761

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2020	2019	2018
Cost of goods	$5,197	$4,529	$3,141
Research and development, net	3,568	2,900	2,533
Marketing, general and administrative	8,223	7,119	6,987
Total stock-based compensation expense	$16,988	$14,548	$12,661

C.Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand Tower’s ordinary shares. These shares are classified as treasury shares.

D.Dividend Restriction

Tower is subject to certain limitations on dividend distribution under the Series G Debentures indenture that allows for distribution of dividends subject to satisfying certain financial ratios.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 16 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2020	2019	2018
USA	44%	52%	52%
Japan	28	29	34
Asia (other than Japan)	22	15	10
Europe	6	4	4
Total	100%	100%	100%

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order; actual delivery may be shipped to another geographic area per customer request.

B.Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNP’s and TSSA’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2020	2019
Israel	$215,006	$219,479
United States	234,902	248,453
Japan	389,263	214,007
	$839,171	$681,939

C.Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2020, two customers exceeded 10% of the net accounts receivable balance and represented 13% and 12% of such balance. As of December 31, 2019, no customer exceeded 10% of the net accounts receivable balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 16 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

D.Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2020	2019	2018
Customer A	25%	27%	33%
Customer B	11	7	1
Other customers *	22	25	28

*

Represents aggregated revenue to four customers that accounted for between 4% to 7% of total revenue during 2020, to four customers that accounted for between 5% and 9% of total revenue during 2019, and to four customers that accounted for between 5% and 9% of total revenue during 2018.

NOTE 17 - FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following:

	Year ended December 31,
	2020	2019	2018
Interest expense	$(6,755)	$(6,823)	$(10,610)
Interest income	8,484	12,949	10,762
TSNP Notes amortization	--	--	(5,010)
Series G Debentures amortization, related rate differences and hedging results	(3,045)	(3,299)	(3,589)
Exchange rate differences	5,190	(968)	(1,064)
Bank fees and others	(1,004)	(1,847)	(3,673)
	$2,870	$12	$(13,184)

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

A.Balance:

	The nature of the relationship involved	As of December 31,
		2020	2019
Long-term investment	Equity investment in a limited partnership	$57	$55

B.Transactions:

	Description of the transactions	Year ended December 31,
		2020	2019	2018
General and Administrative expense	Directors’ fees and reimbursement to directors	$787	$783	$736
Other income (expense), net	Non-controlling interest income (loss) from a limited partnership	$2	$(55)	$44

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 19 - INCOME TAXES

A.Tower Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment in Israel (“Investments Law”).

Tower, as an Israeli industrial company located in Migdal Ha’emek, may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable.

Under the Preferred Enterprise Regime, Tower’s entire preferred income is subject to the tax rate of 7.5%. Any portion of Tower’s Israeli taxable income, that is not eligible for Preferred Enterprise benefits, if at all, shall be taxed at the regular corporate tax rate of 23%.

B.Income Tax Provision

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations.

The Company’s income tax provision is comprised of the following:

	Year ended December 31,
	2020	2019	2018
Current tax expense:
Local	$--	$--	$2,164
Foreign	2,232	1,013	9,273
Deferred tax expense (benefit):
Local	8,481	7,098	9,316
Foreign	(5,314)	(5,163)	(14,815)
Income tax expense	$5,399	$2,948	$5,938

	Year ended December 31,
	2020	2019	2018
Profit (loss) before taxes:
Domestic	$100,145	$103,432	$142,831
Foreign	(11,457)	(12,411)	(3,514)
Total profit before taxes	$88,688	$91,021	$139,317

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 19 - INCOME TAXES (Cont.)

C.Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*)

	As of December 31,
	2020	2019
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$72,658	$78,783
Employees benefits and compensation	6,813	4,819
Accruals and reserves	3,312	3,341
Research and development	18,179	15,276
Others	3,453	5,068
	104,415	107,287
Valuation allowance, see F below	(10,745)	(7,266)
Deferred tax assets	$93,670	$100,021
Deferred tax liabilities- long-term:
Depreciation and amortization	$(76,136)	$(77,966)
Others	(1,018)	(931)
Deferred tax liabilities	$(77,154)	$(78,897)

Presented in long term deferred tax assets	$57,802	$66,362
Presented in long term deferred tax liabilities	$(41,286)	$(45,238)

(*) Deferred tax assets and liabilities relating to Tower for the years 2020 and 2019 are computed based on the Israeli preferred enterprise tax rate of 7.5%.

D.Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2020	$15,113
Additions for tax positions of current year	624
Reduction due to statute of limitation of prior years	(423)
Balance at December 31, 2020	$15,314

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 19 - INCOME TAXES (Cont.)

D.Unrecognized Tax Benefit (Cont.)

Unrecognized tax benefits
Balance at January 1, 2019	$14,783
Additions for tax positions of current year	778
Reduction due to statute of limitation of prior years	(448)
Balance at December 31, 2019	$15,113

Unrecognized tax benefits
Balance at January 1, 2018	$15,286
Additions for tax positions of current year	716
Reduction due to statute of limitation of prior years	(1,219)
Balance at December 31, 2018	$14,783

E.Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2020	2019	2018
Tax expense computed at statutory rates, see (*) below	$20,398	$20,935	$32,044
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(15,046)	(16,396)	(23,150)
Change in valuation allowance, see F below	3,479	1,432	1,060
Permanent differences and other, net	(3,432)	(3,023)	(4,016)
Income tax expense	$5,399	$2,948	$5,938

(*) The tax expense was computed based on regular Israeli corporate tax rate of 23%.

F.Net Operating Loss Carryforward

As of December 31, 2020, Tower had net operating loss carryforward for tax purposes of approximately $1,000,000 which may be carried forward indefinitely.

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. TSNP has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of TSNP. The second “change in ownership” event occurred in September 2008, upon Tower’s acquisition of TSNP. TSNP concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(dollars in thousands, except per share data)

NOTE 19 - INCOME TAXES (Cont.)

F.Net Operating Loss Carryforward (Cont.)

As of December 31, 2020, Tower US Holdings had federal net operating loss carryforward of approximately $37,500, of which approximately $20,100 do not expire and is subject to a taxable income limitation of 80% due to the Act, and the remaining federal tax loss carryforwards of $17,400 will begin to expire in 2022, unless previously utilized.

As of December 31, 2020, Tower US Holdings had California state net operating loss carryforward of approximately $8,800. The state tax loss carry forward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance against the deferred tax asset balances for its federal and state net operating loss carryforward.

As of December 31, 2020 and 2019, TPSCo had no net operating loss carryforward.

G.Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2015 are deemed final.

Tower US Holdings files a consolidated tax return including TSNP and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations before 2017 and state and local income tax examinations before 2016. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

On March 27, 2020, the CARES Act was signed. The CARES Act provided numerous tax provisions and other stimulus measures, including but not limited to temporary changes regarding the prior and future utilization of net operating losses. Under the provisions of the CARES Act, Tower US Holdings received a $2,100 income tax refund from carrying back federal net operating losses and a $1,100 refund of its minimum tax credits.

TPSCo possesses final tax assessments through the year 2016.